TRAVEL HUNT HOLDINGS, INC.
122 Ocean Park Boulevard, Suite 307
Santa Monica, CA 90405
Tel: (310) 396-1691

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May 16, 2007 to the holders of record at the close of business April 26, 2007 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Travel Hunt Holdings, Inc., a Florida corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Stock Purchase Agreement, dated as of April 26, 2007 (“Stock Purchase Agreement”), by and among the Company, Nancy Reynolds (the “Seller”), Fountainhead Capital Management, Ltd. and La Pergola Investments Ltd. (collectively, the “Purchasers”). The transactions contemplated by the Stock Purchase Agreement were consummated on April 26, 2007 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

A copy of the Stock Purchase Agreement was filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K on May 2, 2007.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On April 26, 2007, the Seller entered into the Stock Purchase Agreement with the Purchasers, pursuant to which the Seller agreed to sell to the Purchasers 70,000,000 shares of the Company’s common stock (the “Shares”) and certain promissory notes for a purchase price, in the aggregate amount of $510,000 at the closing (the “Closing”) of the transactions contemplated by the Stock Purchase Agreement. The sale represents a change of control of the Company and the Shares acquired by the Purchasers represents approximately 98.71% of the issued and outstanding capital stock of the Company calculated on a fully-diluted basis. As of the Record Date, the Company had approximately 70,913,500 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the shareholders are entitled to vote.

Upon the signing of the Stock Purchase Agreement, the sole member of the Board of Directors submitted her resignation and appointed Geoffrey Alison, as the sole director of the Company. The resignation of Ms. Reynolds as the sole director of the Company will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company and the filing of same with the Securities and Exchange Commission (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Stock Purchase Agreement by:

•
each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the transactions contemplated by the Stock Purchase Agreement;

•	each current director and each person that will become a director following the closing of the Stock Purchase Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Stock Purchase Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Travel Hunt Holdings, Inc., 122 Ocean Park Boulevard, Suite 307, Santa Monica, CA 90405.

Name, Position and Address of Beneficial Owner (1)	Before Closing of the Stock Purchase Agreement (2)		After Closing of the Stock Purchase Agreement (3)
	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Nancy Reynolds, Director, President & CEO 1314 E. Olas Boulevard, Suite 108 Fort Lauderdale, FL 33301	70,000,000	98.71	0	*

Fountainhead Capital Management Ltd. 1 Portman House, Hue Street St. Helier, Jersey JE4 5RP	0	*	59,500,000	83.90

La Pergola Investments Ltd. 1 Portman House, Hue Street St. Helier, Jersey JE4 5RP	0	*	10,500,000	14.80

Geoffrey Alison, Director	0	*	0	*

All officers and directors as a group (2 persons named above)	70,000,000	98.71%	0	*%
* less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)
A total of 70,913,500 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)	Based on 70,913,500 shares of the Company’s Common Stock that are outstanding after the consummation of the Stock Purchase Agreement.

CHANGES TO THE BOARD OF DIRECTORS

Upon the signing of the Stock Purchase Agreement on the Closing Date, the sole member of the Board of Directors, Nancy Reynolds, submitted her resignation and appointed Geoffrey Alison to the Board of Directors of the Company. Mr. Alison’s appointment was with immediate effect.

To the best of the Company’s knowledge, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

The name of the current officer and director of the Company and the incoming director and officer, as well as certain information about them are set forth below:

Name	Age	Position

Nancy Reynolds(1)	41	Director, President, Treasurer and Secretary
Geoffrey Alison(2)	35	Director, President, Treasurer and Secretary

(1)	Ms. Reynolds’ resignation as a Director and from all offices of the Company held by her will become effective on the Effective Date.

(2)	Mr. Alison’s appointment as a Director was effective as of the Closing Date and his appointment as President, Secretary and Treasurer will become effective on the Effective Date.

Nancy Reynolds. Until she tendered her resignation, Nancy Reynolds served as the President and sole Director of the Company from March 2003. Since November 2000, Ms. Reynolds has also been a program manager with Chase Merchant Services with responsibility for the company’s People Strategy. Her responsibilities with Chase include managing initiatives around the corporate culture, managing change, employee development, and performance management. From September 1998 until November 2000, Ms. Reynolds was the director of Training and Employee Development for two mortgage companies, Westmark Mortgage and www.Mortgage.com in South Florida during which she was responsible for redesigning and developing training curricula and performance management programs. From May 1990 to September 1997, Ms. Reynolds worked with Citibank as a training manager for software conversion programs. Ms. Reynolds holds a Bachelor of Arts degree in Sociology and Psychology from San Jose State University.

Geoffrey Alison has served as a Director of the Company since April 26, 2007. Mr. Alison will become the Company’s President, Secretary and Treasurer on the Effective Date. Mr. Alison has been a registered member of the National Association of Securities Dealers since 1999 and has worked as a General Securities Principal for various securities firms including Stock USA, Inc. (January 1999 - October 2001) and Assent, LLC (November 2001 - August 2004). From September 2004 through the present date, Mr. Alison has been a registered General Securities Principal with ECHOtrade, a Philadelphia Exchange member firm, as a securities trader for his own capital and benefit. From July 2003 through January 2005, he served as Chief Financial Officer, Secretary and a director of Intrac, Inc. (OTCBB:ITRD); from January 2005 through January 2006, he served as President, Secretary and a director of Cape Coastal Trading Corporation (OTCBB:CCTR); from March 2005 through June 2006, he served as President, Secretary and a director of Castle & Morgan Holdings, Inc. (OTCBB:CSMH) and he has served as President, Secretary and a director of SMI Products, Inc. (OTCBB:SMIP) since August 2006. In October, 2002, Mr. Alison co-created Greenvest Industries, Inc. which manufactures pet products under the brand name Happy Tails Pet Beds. Mr. Alison is currently President and CEO of Greenvest Industries, Inc.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Stock Purchase Agreement and the transaction described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

Since the end of its fiscal year on July 31, 2006, the Board of Directors have not met for either a regularly scheduled or special meeting but has acted by written consent twice.

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation awarded to, earned by or paid to the Company’s named executive officers for the fiscal year ended 2006 including all individuals that served as the Company’s principal executive officer or acting in a similar capacity and the only other executive officer whose compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)

Nancy Reynolds - President and Secretary	2006	0	25,000	25,000

Geoffrey Alison - President and Secretary	2006	-	-	-

As a bonus for services rendered to the Company in connection with the Company’s abortive acquisition of Matrix Lodging LLC, the Company made a one-time payment of $25,000 to Ms. Reynolds representing fees received from Matrix Lodging for the termination of the letter of intent signed with the Company on July 22, 2004. Upon the closing of the Stock Purchase Agreement on April 26, 2007, Ms. Reynolds tendered her resignation to the Company from all offices held by her effective on the Effective Date. On the Effective Date, Geoffrey Alison will become the President and Secretary of the Company. Mr. Alison will not be receiving any compensation from the Company.

Compensation of Directors

Directors of the Company may be reimbursed for any out-of-pocket expenses incurred by them for each regular or special meeting attendance. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded since the fiscal year ended July 31, 2006.

Employment Agreements

No person has entered into any employment or similar agreement with the Company. It is not anticipated that the Company will enter into any employment or similar agreement unless in conjunction with or following completion of a business combination.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company since its fiscal year ended July 31, 2006, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Florida require approval of the shares contemplated by the Share Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

The Board of Directors

May 16, 2007.